UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04008841

February 13, 2004

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
75 Rockefeller Plaza
New York, NY 10019-6908

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2004

Re: Time Warner Inc.
Incoming letter dated December 31, 2003

Dear Ms. Waxenberg:

This is in response to your letter dated December 31, 2003 concerning the shareholder proposal submitted to Time Warner by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

1105705

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

February 2, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Time Warner Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan"), submitted to Time Warner Inc. ("Time Warner" or the "Company") a stockholder proposal (the "Proposal") asking the Company's board of directors (the "Board") to disclose to stockholders the actions taken by the Board and its committees, agenda items on which votes were taken, agenda items on which action was deferred and the existence of any non-unanimous votes.

In a letter to the Commission dated December 31, 2003, Time Warner stated that it intends to omit the Proposal from its proxy materials being prepared for the 2004 annual meeting of stockholders. Time Warner contends that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations, and Rule 14a-8(i)(10), because Delaware law and existing disclosure requirements have resulted in the Proposal being substantially implemented.

Ordinary Business Operations

Time Warner urges that the Proposal deals with the Company's ordinary business operations because its Board is responsible for many activities, such as budgeting, officer appointments, material contracts, securities offerings, acquisitions and asset dispositions, that are part of the day-to-day management of the Company's operations. Time Warner further contends that decisions regarding which matters should be presented at a board meeting are inherently part spawn intrusive communications from stockholders.

Substantial Implementation

Time Warner contends that the Proposal has already been substantially implemented, and this is excludable under Rule 14a-8(i)(10). Time Warner's reliance on this basis is curious, since its arguments in support of omission under the ordinary business exclusion focus on the potentially disastrous consequences flowing from the Proposal's implementation.

Time Warner first urges that the Proposal has been substantially implemented because section 220 of the Delaware General Corporation Law ("DGCL") gives stockholders the right, under certain circumstances, to obtain corporate "books and records," including minutes of board and committee meetings. Time Warner further points to disclosure requirements imposed by the Commission and the New York Stock Exchange relating to such matters as business combinations, actions by audit and compensation committeescommunications between stockholders and corporate boards, and other material events.

Taken as a whole, these mechanisms, while providing important information to stockholders, fall significantly short of satisfying the elements of the Proposal. Stockholders' rights under section 220 of the DGCL are not self-executing, as their right to receive information pursuant to the Proposal would be; rather, a stockholder must submit a demand letter and, if the company refuses the request or fails to respond, must litigate the issue of the stockholder's entitlement to the requested materials at substantial expense to the stockholder. Likewise, the disclosure required of companies under rules of the Commission and NYSE listing standards does not include the full panoply of matters voted on and deferred, nor does it require disclosure of non-unanimous votes. Accordingly, the Proposal has not been substantially implemented.

* * * *

To conclude, Time Warner has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(7) or (i)(10) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Susan Waxenberg
Assistant General Counsel and Assistant Secretary
Time Warner Inc.

Substantial Implementation

Time Warner contends that the Proposal has already been substantially implemented, and this is excludable under Rule 14a-8(i)(10). Time Warner's reliance on this basis is curious, since its arguments in support of omission under the ordinary business exclusion focus on the potentially disastrous consequences flowing from the Proposal's implementation.

Time Warner first urges that the Proposal has been substantially implemented because section 220 of the Delaware General Corporation Law ("DGCL") gives stockholders the right, under certain circumstances, to obtain corporate "books and records," including minutes of board and committee meetings. Time Warner further points to disclosure requirements imposed by the Commission and the New York Stock Exchange relating to such matters as business combinations, actions by audit and compensation committeescommunications between stockholders and corporate boards, and other material events.

Taken as a whole, these mechanisms, while providing important information to stockholders, fall significantly short of satisfying the elements of the Proposal. Stockholders' rights under section 220 of the DGCL are not self-executing, as their right to receive information pursuant to the Proposal would be; rather, a stockholder must submit a demand letter and, if the company refuses the request or fails to respond, must litigate the issue of the stockholder's entitlement to the requested materials at substantial expense to the stockholder. Likewise, the disclosure required of companies under rules of the Commission and NYSE listing standards does not include the full panoply of matters voted on and deferred, nor does it require disclosure of non-unanimous votes. Accordingly, the Proposal has not been substantially implemented.

* * * *

To conclude, Time Warner has not met its burden of establishing that it is entitled to rely on Rule 14a-8(i)(7) or (i)(10) to exclude the Proposal from its proxy materials. Please do not hesitate to contact me on (202) 429-1007 if you have any questions or need anything further.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Susan Waxenberg
Assistant General Counsel and Assistant Secretary
Time Warner Inc.
Facsimile (212) 258-3157

TimeWarner

RECEIVED
2004 JAN -2 PM 3:01
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 31, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by the AFSCME Employees Pension Plan

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2004 annual meeting of stockholders (the "Proxy Materials") the proposal (the "Proposal") it received from the AFSCME Employees Pension Plan (the "Proponent"). The Proposal calls upon the Company's board of directors to prepare an annual report disclosing, among other things, "the actions taken by the Board and all committees thereof in the prior year," including agenda items on which a vote was taken or deferred and, for items on which a vote was not unanimous, the identity of directors not voting with the majority.

The Company does not intend to include the Proposal in its Proxy Materials pursuant to (i) Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it relates to the Company's ordinary business operations and (ii) Rule 14a-8(i)(10) under the Exchange Act because it has been substantially implemented and, therefore, is moot.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Grounds for Omission

A. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion from the Company's Proxy Materials of stockholder proposals relating to its "ordinary business operations." Similarly, proposals requesting reports or studies may also be omitted from the Company's Proxy Materials if the subject of the requested report or study covers a matter related to the Company's ordinary business operations. *See* SEC Release No. 34-20091 (August 16, 1983) ("Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"). The Proposal seeks an annual report of every action taken or deferred by the Company's board of directors and all of its committees; the actual votes cast in favor or against each action; and, for items on which a vote was not unanimous, the names of the dissenting directors or committee members. This requested report – covering all votes taken, or deferred, by the board and its committees – involves the Company's ordinary business operations and, therefore, is not an appropriate subject matter for a stockholder proposal.

The Company's business and affairs are managed by its board of directors and committees. *See* DGCL §141(a). In this capacity, the Company's board and committees consider myriad recurring and ordinary matters (such as an annual budget, officer appointments, material contracts, securities offerings, acquisitions and asset dispositions) that are part of the day-to-day management of the Company's operations. In addition, they consider actions on a wide range of subject matters, such as operational strategy, customer relations and employee compensation, that the Staff has consistently found relate to ordinary business operations. *See, The Allstate Corp.* (February 19, 2002) (operational strategy is related to ordinary business operations); *Mattel, Inc.* (April 1, 2002) (general employee compensation is related to ordinary business operations); *Verizon Communications, Inc.* (January 9, 2003) (customer relations are related to ordinary business operations). *See also, Telular Corp.* (December 5, 2003) (the analysis of non-extraordinary transactions is related to ordinary business operations); *Xcel Energy Inc.* (April 1, 2003) (the evaluation of company risks and benefits is related to ordinary business operations); *ResMed, Inc.* (September 2, 2002) (the selection of accounting methods is related to ordinary business operations). If the Proposal sought a report of board action with respect to any one of the above items, it would be properly excludable from the Company's Proxy Materials. Instead, the requested report seeks information on *all* actions of the Company's board and committees, without regard to the subject matter. The Company submits that the breadth of the Proposal clearly covers many aspects of the Company's ordinary business operations and, therefore, it is excludable under Rule 14a-8(i)(7). This conclusion is consistent with the Staff's stated rationale for the ordinary business exclusion, which is to "confine the resolution of ordinary business problems to management and the board of directors." SEC Release No. 34-40018 (May 21, 1998).

Further, the determination as to which matters should be presented or deferred at meetings of a board of directors and its committees is a central function of a company's board of directors and management and, thus, is itself inherently part of its ordinary business operations.

The Company respectfully submits that if its board of directors is to effectively manage the Company's business and affairs, it must be afforded the flexibility to set meeting agendas and defer votes on individual items without the potential complications of stockholder review. Indeed, such decisions are inextricably linked to the substance of the matters being considered. This connection is illustrated by the potential impact on a company's business operations if it were required to disclose publicly the consideration or deferral of matters by its board. For example, the disclosure of a decision to defer a vote on a proposed transaction could jeopardize negotiations on that transaction or similar transactions (and, potentially, the stockholder value associated with them). Likewise, the disclosure of a non-unanimous vote regarding a material contract could give advantage to interested parties or a company's competitors who, for their own gain, might seek to drive a wedge among the company's directors. These situations demonstrate just how closely the information sought by the Proposal is related to a company's management of its ordinary business operations. The Proposal also could have the unintended effect of influencing the nature and content of meeting agendas. The drafters of such agendas would need to be mindful of the considerable complications and risk of harm from the availability of this information to competitors and those having business with the company. The effect of these additional considerations on a company's current board and committee practices could impact how and when matters are considered and result in a curtailing of board and committee votes until a unanimous vote is certain. Such a scenario is not only contrary to a company's and its stockholders' best interests, but it is further evidence that the placement and treatment of items on meeting agendas are part of a company's ordinary business operations.

As noted above, the policy behind the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. SEC Release No. 34-40018 (May 21, 1998). The Staff has noted that one central consideration underlying the exclusion's application is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." *Id.* The Company respectfully submits that the Proposal directly seeks to micro-manage the Company by requesting information about *all* matters considered by its board of directors and committees. The Proposal could, as a practical matter, lead to active stockholder oversight of large parts of the Company's ordinary business operations. *See Id.* ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight."). Providing the requested report also presents the significant risk of stockholder confusion or misinterpretation of board actions because many matters raised at board and committee meetings require detailed knowledge and familiarity with a company's operations, history and business environment not generally possessed by its average stockholder. Directors therefore receive detailed briefing materials and presentations regarding matters considered by a company's board and committees, which supplement their already existing knowledge of the company and its business environment. Moreover, the determinations as to the timing of the consideration of matters require additional understanding of those subjects. The Company respectfully submits that its stockholders as a group would not be in a position to make an informed judgment about the plethora of matters upon which its board and committees act in the course of a year, nor an informed judgment on the timing of the board's and committees' consideration of such matters or the votes cast by individual directors. Consequently, the Company further respectfully submits that the Proposal is appropriately omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7) based on its propensity to result in micro-management by the stockholders.

The Staff has previously indicated that, when applying the ordinary business operations exclusion, it will consider whether the proposal in question raises significant "social policy issues." *See* SEC Release No. 34-40018. *See also, American Electric Power Co.* (January 27, 2003) (proposal that each director expend a minimum of twenty hours each month of the year to attend and prepare for formal monthly board meetings); *The Allstate Corp.* (February 19, 2002) (proposal that the company cease operations in Mississippi); *Public Service Co. of Colorado* (March 19, 1997) (proposal that the board of directors seek new management leadership). The Company believes that the Proposal does not advance any significant positive social policy issues. While the Proponent argues that the requested report will increase director accountability to stockholders, it is well established that directors have a fiduciary duty to vote in furtherance of what they believe to be the best interests of the corporation and its stockholders. This point is not subject to public debate, and the Proponent is not suggesting that the Company's directors be held to a different standard.

Moreover, the current disclosure requirements governing actions by a board of a directors strike an important balance between providing stockholders with access to board action, on the one hand, and preserving management's flexibility to conduct its ordinary business operations, on the other hand. The Company is subject to the disclosure requirements of the Delaware General Corporation Law (the "DGCL") and the applicable rules and regulations of the SEC and the New York Stock Exchange (the "NYSE"). In certain circumstances, several of which are described in Section B below, these rules and regulations require the Company to disclose information with respect to actions by its board of directors. In other circumstances, the disclosure of board action is left to the discretion of the company. Where disclosure of this information is not mandatory, the applicable legislative or rulemaking bodies have determined that either such disclosure is not in the public interest, or else a competing interest warrants that the company exercise its judgment as part of its ordinary business operations. In other words, these bodies have effectively placed such decisions, as well as the subject matter of the Proposal, within a company's ordinary business operations.

Finally, the Company respectfully submits that the Staff's discussion in its recent release of comments regarding, and revisions to, the SEC's proposed rules on communications between security holders and boards of directors is relevant to the Staff's consideration of the Proposal's exclusion under the ordinary business rule. S*ee* Release No. 33-8340 (November 24, 2003). In the final rules, the Staff chose not to require companies to describe how security holders can communicate directly with individual directors. This modification from the SEC's proposed rules responded to the numerous commentators who noted that such requirement would be inappropriate because "named directors could then be targeted for inappropriate correspondence." The Staff also decided not to require companies to describe any material action taken by boards as a result of security holder communications, citing the numerous difficulties in implementing such a requirement.

The Company believes that these same complications are presented by the Proposal. The requirement that the Company disclose the names of directors who did not vote in accord with the majority could expose these individuals to inappropriate correspondence. Also, the Company's board could face significant difficulties responding to the multitude of public questions and objections that would inevitably follow the Company's release of the requested report. The Company respectfully submits that the Staff's reasons for revising its new disclosure requirements also support the exclusion of the Proposal from the Company's Proxy Materials under Rule 14a-8(i)(7).

For all of the reasons discussed above, the Company respectfully submits that the Proposal is excludable from its Proxy Materials pursuant to Rule 14a-8(i)(7).

B. Certain of the information called for by the Proposal is already available to stockholders under the statutes, rules and regulations of the State of Delaware, the SEC and the NYSE and, therefore, the Proposal is excludable from the Company's Proxy Materials under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) allows the Company to exclude a shareholder proposal from its Proxy Materials if it has already "substantially implemented" the proposal. *See* SEC Release No. 34-20091 (August 16, 1983); *Puerto Rican Cement Co., Inc.* (March 25, 2002); *Niagara Mohawk Power Corp.* (February 16, 1995). The Proposal calls upon the Company to make available for inspection certain information about its board and committee meetings. However, a mechanism for obtaining this information, in appropriate instances, is already provided for under the laws of the Company's state of incorporation. Additionally, the rules and regulations promulgated by both the SEC and the NYSE require the Company to disclose certain material information, which would include certain aspects of its board and committee meetings and votes. The Company therefore believes that the Proposal is properly excludable as substantially implemented under Rule 14a-8(i)(10) because these statutes, rules and regulations already provide for the disclosure, in carefully considered circumstances, of the information that the Proponent seeks.

The Company is a Delaware corporation. Section 220 of the DGCL gives stockholders the right, upon satisfaction of certain procedural requirements and for a "proper purpose," to inspect the books and records of the Company. Section 220 defines a "proper purpose" as one "reasonably related to such person's interest as a stockholder." This important safeguard allows management to protect the Company, and its stockholders as a class, from improper or unlawful inspections.

The Delaware courts have established that the agendas and voting records of the Company's board and committee meetings are part of its "books and records." *See e.g., Martha Stewart Living Omnimedia, Inc. v. Stewart*, 833 A.2d 961 (Del. Ch. 2003); *Freund v. Lucent Technologies, Inc.*, 2003 Del. Ch. LEXIS 3 (Del. Ch. 2003); *Security First Corp. v. U.S. Die Casting and Development Co.*, 687 A.2d 563 (Del. 1997). Therefore, the Company already is obligated to make this information available to stockholders who comply with the requirements of Section 220. In this sense, the Proponent is seeking information that it already has a right to receive upon compliance with Section 220.

Additionally, both the SEC and the NYSE regulate disclosure by companies to ensure that stockholders and potential investors have sufficient information to make informed decisions about such companies. The rules and regulations promulgated by the SEC require the disclosure of material information, which includes board and committee actions, in circumstances determined by the SEC to merit disclosure in the interests of investors. For example, in connection with certain business combination transactions, the SEC rules require a company's board to disclose to stockholders the reasons for its approval of the transaction. *See* Item 1012 of Regulation M-A; Item 4(a)(2) of Form S-4. Additionally, the SEC proxy rules require that a company disclose certain actions by its Audit and Compensation Committees. *See* Item 7 of Regulation 14-A; Item 306 of Regulation S-K. The NYSE rules further require listed companies to "release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities." *See* Rule 202.05. Finally, the Company is in the process of implementing the SEC's new disclosure standards with regard to security holders' communications with board members as set forth in the Release. The Company complies with all applicable disclosure rules, including where such disclosure rules require the disclosure of information that would be presented in the report mandated by the Proposal.

The SEC and NYSE rules require the Company to disclose material information to its stockholders. To the extent these rules do not require disclosure of information covered by the Proposal, the applicable rulemaking bodies have determined that either such disclosure is left to the discretion of the board of directors as part of its ordinary business operations, or a compelling reason (e.g. confidentiality) warrants that it should not be provided. In such circumstances, the Company's stockholders still have access to the information requested by the Proposal provided they comply with the requirements of Section 220 of the DGCL. The Proponent does not assert that the Company has failed to comply with regulatory disclosure requirements, or that it has denied proper Section 220 requests. Rather, the Proponent appears to seek the requested information in spite of the Company's disclosure obligations and its inspection rights under Delaware law. The Company respectfully submits that the rules promulgated by the SEC and NYSE, combined with Section 220 of the DGCL, render substantially implemented the access to the information that the Proposal seeks. To the extent the Proposal seeks access to information that would not otherwise be provided to stockholders in compliance with the disclosure and access rules described above, it can only be an attempt to circumvent such rules. As such, the Proposal is properly excludable under Rule 14a-8(i)(10) as having been substantially implemented by existing statutes, rules and regulations.

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Susan A. Waxenberg
Susan A. Waxenberg by [illegible]
Assistant General Counsel
and Assistant Secretary

cc: Gerald McEntee, Chairman
and Charles Jurgonis
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036

RESOLVED, that the stockholders of Time Warner, Inc. ("Time Warner") ask the Board of Directors (the "Board") to prepare and make available to stockholders on an annual basis a separate report (the "Report") regarding the actions taken by the Board and all committees thereof (each, a "Committee") in the prior year. The Report should be prepared at reasonable cost and should omit confidential and proprietary information. Specifically, the Report should disclose:

(a) the agenda items on which the Board and each Committee voted;
(b) the agenda items on which a Board or Committee vote was deferred, along with a general statement of the reason for the deferral; and
(c) the existence of any non-unanimous Board or Committee vote, identifying the director or directors whose votes were not in accord with the majority.

SUPPORTING STATEMENT

In recent years, increased attention has been focused on the need for corporate boards of directors to be accountable to stockholders and to advance stockholder interests. To that end, the Securities and Exchange Commission has proposed rules which would give stockholders the right to nominate director candidates on company proxy statements, under certain circumstances. Corporate governance ratings services evaluate the performance of boards as a whole, relying on data regarding board composition, company governance practices and other factors.

It is still difficult, however, for stockholders to evaluate the effectiveness of individual directors. Very rarely, a director will indicate publicly that he or she disagrees with a board decision, but in the vast majority of cases stockholders have no way of knowing about dissent within a board. In our opinion, the paucity of public information on the board's agenda items and votes thereon prevents stockholders from making full use of their rights to withhold votes from individual directors, select directors for replacement with a "short slate" advanced through a stockholder's separate proxy materials, and, if the SEC's proposed rules take effect, target directors for challenge in the company's own proxy materials.

We believe there are compelling reasons that Time Warner stockholders might want to learn more about the ways in which individual company directors are representing stockholder interests. Time Warner's performance has been dismal since the merger with AOL. The company posted an operating loss of $39.875 billion in 2002. According to Time Warner's most recent proxy statement, $100 invested in Time Warner stock on January 12, 2001, the first day of trading following the AOL merger, would have been worth only $27 on December 31, 2002, while the same amount invested in an index of peer group companies would have been worth $64. In a November 24, 2003 Reuters story, an S&P analyst characterized Time Warner as "confronted with a lot of different challenges both with operating progress and shareholder communication."

We urge stockholders to vote for this proposal!

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

December 3, 2003

<u>VIA Overnight Mail and Telecopier (212) 489-6183</u>
Time Warner, Inc.
75 Rockefeller Plaza
New York, NY 10019
Attention: Paul T. Cappuccio, Corporate Secretary

Dear Mr. Cappuccio,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2003 proxy statement of AOL Time Warner, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of stockholders (the "Annual Meeting"). The Plan is the beneficial owner of 153,590 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 31, 2003

The proposal requests that the board of directors prepare a report to stockholders on an annual basis regarding the actions taken by the board and all committees thereof in the prior year, disclosing the agenda items on which the board and each committee voted; the agenda items on which a board or committee vote was deferred, along with a general statement of the reason for the deferral; and the existence of any non-unanimous board or committee vote, identifying the director or directors whose votes were not in accord with the majority.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(7), as relating to Time Warner's ordinary business operations (i.e., reporting on board actions related to Time Warner's ordinary business operations). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Time Warner relies.

Sincerely,

Daniel Greenspan

Attorney-Advisor
Daniel Greenspan